SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of November 2003

BioProgress PLC

(Translation of registrant’s name into English)

HOSTMOOR AVENUE

MARCH, CAMBRIDGESHIRE

UNITED KINGDOM. PE15 0AX

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BioProgress PLC

Form 6-K for the month of November, 2003.

List of Exhibits:

1.	Press release regarding: Issue of Equity.

BioProgress PLC (“BioProgress” or the “Company”)

As disclosed in the proxy statement/prospectus of the Company dated 16 May 2003 (the “Prospectus”) which formed part of the Company’s AIM admission document dated 19 May 2003, the Company has in issue equity units (Equity Units), each consisting of 7,500 ordinary shares in the capital of the Company and six warrants to purchase 2,500 ordinary shares each, exercisable on the terms and at the prices set out in the Prospectus. Pursuant to the rights attaching to the Equity Units and pursuant to the Company’s obligations under the agreement and plan of merger which was annexed to the Prospectus, the Company has today issued 436.9 Equity Units and 3,637,543 new ordinary shares of 1p each in the Company (“New Shares”). If the warrants attaching to the Equity Units issued today were exercised in full, a further 6,553,494 new ordinary shares would be required to be issued. The warrants are exercisable at prices of between US$ 1 and US$ 10 per share. Application has been made for the New Shares to be admitted to the Alternative Investment Market (“AIM”).

Admission of the New Shares is expected to become effective on 20 November 2003.

13 November 2003

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOPROGRESS PLC

/s/ Elizabeth Edwards

Dated: November 13, 2003	Elizabeth Edwards
Chief Financial Officer